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November 16, 2006

VIA EDGAR CORRESPONDENCE

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Rotech Healthcare Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 000-50940

Dear Mr. Rosenberg:

On behalf of our client, Rotech Healthcare Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by telephone on October 26, 2006, to the above-referenced filings and to the Company’s response letter dated August 16, 2006. For your convenience, we have set forth each of the Staff’s original comments, received by letter dated July 25, 2006, immediately preceding our response.

Form 10-K for December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition and Accounts Receivable, page 43

1.	We believe your disclosures regarding revenue recognition and accounts receivable could be improved. Please provide us the following information in a disclosure-type format:

b. For each period presented, quantify and discuss the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

November 16, 2006

Response:

We have reflected the Staff’s comment in our proposed disclosure and will include such disclosure in our future filings for all periods presented.

d. In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the table should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping, If your billing system does not have the capacity to provide an aging schedule of your receivables, discuss that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Response:

We have included below our discussion of the breakdown of receivables by payor, which was included in our disclosure of credit risk concentration in our Form 10-Q for the three months ended September 30, 2006:

Accounts receivable before allowance for contractual adjustments and doubtful accounts increased to $150.4 million at September 30, 2006 from $118.6 million at December 31, 2005. Allowances for contractual adjustments and doubtful accounts as a percentage of accounts receivable total 45.3% and 36.4% as of September 30, 2006 and December 31, 2005, respectively. Days sales outstanding (calculated as of each period end by dividing net accounts receivable by the 90-day rolling average of net revenue) were 58 days at September 30, 2006, compared to 49 days at December 31, 2005, and 61 days at June 30, 2006. The following table sets forth the percentage breakdown of our accounts receivable by payer and aging category as of December 31, 2005 and September 30, 2006:

December 31, 2005

Accounts receivable by payer and aging category:	Government	Managed Care and Other	Total
Aged 0-90 days	45%	21%	66%
Aged 91-180 days	9%	7%	16%
Aged 181 – 360 days	8%	6%	14%
Aged over 360 days	1%	3%	4%

Total	63%	37%	100%

November 16, 2006

September 30, 2006

Accounts receivable by payer and aging category:	Government	Managed Care and Other	Total
Aged 0-90 days	41%	18%	59%
Aged 91-180 days	8%	8%	16%
Aged 181 – 360 days	9%	9%	18%
Aged over 360 days	4%	3%	7%

Total	62%	38%	100%

Form 10-Q for March 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months ended March 31, 2006 as compared to the three months ended March 31, 2005, page 30

5.	Please tell us why you have:

•	Included herein a discussion of changes in EBITDA, a non-GAAP measure that you indicate is a measure of leverage capacity and debt serviceability and should not be considered a measure of performance; and

•	Excluded herein a discussion of changes in your net loss under GAAP for the periods presented.

Response:

With respect to a discussion of changes in net loss, in future filings we will include disclosure in our discussion of Results of Operations similar to the following language, which was included in our Form 10-Q for the three months ended September 30, 2006:

“Net loss for the three months ended September 30, 2006 was $83.9 million compared to net earnings of $3.1 million for the three months ended

November 16, 2006

September 30, 2005. As outlined above, we have been significantly impacted by Medicare reimbursement changes, which decreased our net revenue by $15.1 million for the three months ended September 30, 2006. The internal growth described above has not been sufficient to offset these reimbursement reductions. In addition, we recorded a non-cash goodwill impairment charge of $80.0 million, as described above.”

With respect to the Staff’s comment on EBITDA, in future filings we will include disclosure in our discussion of Results of Operations similar to the following language, which was included in our Form 10-Q for the three months ended September 30, 2006:

“For the three months ended September 30, 2006, earnings from continuing operations before interest, income taxes, and depreciation and amortization, goodwill impairment and loss on extinguishment of debt (EBITDA) was $22.0 million as compared to $29.8 million for the three months ended September 30, 2005. Set forth below is a comparable reconciliation of our net earnings (loss) to EBITDA:

Comparable Reconciliation of Net Earnings (Loss) to EBITDA

	Three months ended September 30,
	2005	2006
Net earnings (loss)	$3,103	$(83,895)
Income tax expense	2,162	—
Interest expense, net	7,994	9,544
Depreciation and amortization	16,567	15,150
Goodwill impairment	—	80,000
Loss on extinguishment of debt	—	1,212

EBITDA	$29,826	$22,011

“EBITDA is a measure of our performance that is not required by, or presented in accordance with, generally accepted accounting principles (GAAP). We view EBITDA as a commonly used analytic indicator within the health care industry, which management believes serves as a measure of leverage capacity and debt service ability. We also use EBITDA, and we believe that others in our industry use EBITDA, to evaluate and price potential acquisition candidates. We further believe that EBITDA is frequently used by securities analysts, investors, and other interested parties in the evaluation of issuers, many of which present EBITDA when reporting their results. EBITDA should not be considered as a measure of financial performance under GAAP, and the items excluded from EBITDA are significant components in understanding and assessing financial

November 16, 2006

performance. EBITDA should not be considered in isolation or as an alternative to net income, operating income, or any other performance measures derived in accordance with GAAP or as an alternative to cash flows generated by operating, investing or financing activities as a measure of our liquidity. Internally, management uses EBITDA as an indicator of financial performance as well as for operational planning and for decision making purposes. Because EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our financial statement data presented in the consolidated financial statements as reported under GAAP. For example, EBITDA does not reflect:

•	our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, our working capital needs;

•	our significant interest expense, or the cash requirements necessary to service interest and principal payments on our debts; and

•	any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and by using EBITDA only supplementally.”

*    *    *    *    *

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Alison Keith at (202) 637-1070.

November 16, 2006

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter LATHAM & WATKINS LLP

cc:	Philip L. Carter

Rotech Healthcare, Inc.

Rebecca Myers

Rotech Healthcare, Inc.

Steven P. Alsene

Rotech Healthcare, Inc.

Michael Harding

Deloitte & Touche LLP

Roger S. Goldman

Latham & Watkins LLP